NEWS RELEASE

Birch Mountain Second Quarter 2007 Financial Results
and Conference Call

CALGARY, August 9, 2007 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) will be releasing its second quarter 2007 financial results on Tuesday August 14, 2007 and hosting a conference call at 11:00 AM Eastern, 9:00 AM Mountain on Wednesday August 15, 2007. The second quarter 2007 financial results will be available at www.sedar.com or www.sec.gov.

The conference call will consist of a brief presentation followed by a question and answer session. Interested shareholders, analysts and investors are invited to participate by calling 866.514.1894. You will be asked to provide your name, company affiliation and telephone number.

FOR FURTHER INFORMATION PLEASE CONTACT:

BIRCH MOUNTAIN RESOURCES LTD.
Joel Jarding, President & COO or Derrick Kershaw, Senior Vice President
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

EQUITY COMMUNICATIONS
Steve Chizzik
Tel 908.688.9111,
E-mail chizz1@comcast.net